TC 3/11

03014126

BB 3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED FEB 28 2003 WASH, D.C. 207 SECTION PROCESSING

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-815001~~ 8-15001

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 AND ENDING 12/31/2002

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Morgan Keegan & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Front Street

(No. and Street)

Memphis, Tennessee 38103

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph C. Weller **901-524-4100**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name - *of individual, state last, first, middle name*)

2400 One Commerce Square	**Memphis**	**TN**	**38103**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Joseph C. Weller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Morgan Keegan & Company, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Oath or Affirmation

To the best of our knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Morgan Keegan & Company, Inc. at and for the periods ended December 31, 2002, are true and correct. Based upon information available to the undersigned, neither the Company nor any officer or director thereof has any proprietary interest in any account classified solely as that of a customer. The financial statements of the Company are made available to all Company members and allied members of the New York Stock Exchange, Inc. and other regulatory agencies.

Signature

Chief Financial Officer

Title

Signature

Chief Executive Officer

Title

Linda J. Harwood

Notary Public

Ernst & Young

■ Ernst & Young LLP
2400 One Commerce Square
Memphis, Tennessee 38103

■ Phone: (901) 526-1000
www.ey.com

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

Board of Directors
Morgan Keegan & Company, Inc.

In planning and performing our audit of the financial statements of Morgan Keegan & Company, Inc. and Subsidiaries (the "Company") for the period ended December 31, 2002, we considered its internal control, including control activities for safeguarding customer and firm assets, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e) of the SEC,
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13,
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System,
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatement due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding customer and firm assets, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 21, 2003

Morgan Keegan & Company, Inc.

Audited Consolidated Financial Statements
and Supplementary Information

Year ended December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
2400 One Commerce Square
Memphis, Tennessee 38103

Phone: (901) 526-1000
www.ey.com

Report of Independent Auditors

The Board of Directors
Morgan Keegan & Company, Inc.

We have audited the accompanying consolidated statement of financial condition of Morgan Keegan & Company, Inc. and subsidiaries (the "Company"), a wholly-owned subsidiary of Regions Financial Corporation, as of December 31, 2002, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Morgan Keegan & Company, Inc. at December 31, 2002 and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 21, 2003

Morgan Keegan & Company, Inc.

Consolidated Statement of Financial Condition

December 31, 2002

Assets	
Cash	$ 17,477,212
Securities segregated for regulatory purposes, at market	295,500,000
Deposits with clearing organizations and others	13,187,918
Receivable from brokers and dealers and clearing organizations	51,676,383
Receivable from customers	432,337,181
Securities purchased under agreements to resell	234,522,429
Securities owned, at market	786,591,499
Memberships in exchanges, at cost (market value: $10,435,000)	7,485,729
Furniture, equipment and leasehold improvements, less allowances for depreciation and amortization of $17,014,611	17,025,080
Other assets	115,115,744
Total assets	$1,970,919,175
Liabilities and stockholder's equity	
Liabilities:	
Short-term borrowings	$ 116,009,000
Due to affiliate	2,200,169
Payable to brokers and dealers and clearing organizations	31,682,764
Payable to customers	651,078,037
Customer drafts payable	21,019,133
Securities sold under agreements to repurchase	456,947,165
Securities sold, not yet purchased, at market	126,560,559
Other liabilities	176,615,732
Total liabilities	1,582,112,559
Stockholder's equity:	
Common stock, par value $.625 per share:	
Authorized shares 100,000,000	
Issued and outstanding shares 29,404,234	18,377,647
Paid-in capital	37,314,173
Retained earnings	333,114,796
Total stockholder's equity	388,806,616
Total liabilities and stockholder's equity	$1,970,919,175

See accompanying notes.

Morgan Keegan & Company, Inc.

Consolidated Statement of Income

Year ended December 31, 2002

Revenues	
Commissions	$143,031,230
Principal transactions	231,435,829
Investment banking	76,659,883
Interest	51,532,209
Investment management fees	44,856,405
Other	8,509,006
	556,024,562
Expenses	
Compensation	337,685,309
Floor brokerage and clearance	8,581,742
Communications	35,242,099
Travel and promotional	12,303,442
Occupancy and equipment cost	29,009,916
Interest	25,342,452
Taxes, other than income taxes	17,950,891
Other operating expenses	12,620,861
	478,736,712
Income before income taxes	77,287,850
Income tax expense	29,248,700
Net income	$ 48,039,150

See accompanying notes.

Morgan Keegan & Company, Inc.

Consolidated Statement of Changes in Stockholder's Equity

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Stockholder's Equity
Balance at January 01, 2002	29,404,234	$18,377,647	$35,514,173	$285,075,646	$338,967,466
Net income	–	–	–	48,039,150	48,039,150
Amortization of restricted stock and related tax benefit	–	–	1,800,000	–	1,800,000
Balance at December 31, 2002	29,404,234	$18,377,647	$37,314,173	$333,114,796	$388,806,616

See accompanying notes.

Morgan Keegan & Company, Inc.

Consolidated Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities	
Net income	$ 48,039,150
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	17,014,611
Deferred income taxes	(10,295,000)
Amortization of restricted stock	1,800,000
	56,558,761
(Increase) decrease in operating assets:	
Securities segregated for regulatory purposes, at market	201,700,000
Deposits with clearing organizations and others	(3,023,353)
Receivable from brokers and dealers and clearing organizations	53,378,995
Receivable from customers	91,603,859
Securities owned, at market	(44,695,448)
Memberships in exchanges, at cost	(5,025,500)
Other assets	(26,151,093)
(Decrease) increase in operating liabilities:	
Payable to brokers and dealers and clearing organizations	(50,413,784)
Payable to customers	(281,702,754)
Customer drafts payable	(8,336,583)
Securities sold, not yet purchased, at market	43,168,519
Other liabilities	69,980,959
	40,483,817
Net cash provided by operating activities	97,042,578
Cash flows from financing activities	
Short-term borrowings	(35,291,000)
Due to parent	(217,678,872)
Securities purchased under agreements to resell	(150,290,959)
Securities sold under agreements to repurchase	319,337,383
Net cash used in financing activities	(83,923,448)
Cash flows from investing activities	
Payments for furniture, equipment and leasehold improvements	(15,045,354)
Net cash used in investing activities	(15,045,354)
Net decrease in cash	(1,926,224)
Cash at beginning of year	19,403,436
Cash at end of year	$ 17,477,212

Income tax payments to the Parent totaled approximately $1,026,444 in 2002. Interest payments totaled approximately $25,649,946 in 2002.

See accompanying notes.

1. Description of the Company and Basis of Presentation

Morgan Keegan & Company, Inc. and Subsidiaries (the Company) is a registered securities broker-dealer under the Securities Exchange Act of 1934 and a wholly owned subsidiary of Regions Financial Corporation, Inc. (the Parent or Regions). The Company is in one principal line of business that of providing investment services primarily in the southern United States. These services include the underwriting, distribution, trading and brokerage of equity and debt securities, as well as the sale of mutual funds and other investment products. In addition the company provides investment management for retail and institutional clients and trust services for retail clients. The Company is a member of the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc. and other principal exchanges.

The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all material intercompany balances and transactions.

2. Significant Accounting Policies

Financial Assets and Liabilities

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts, which because of the short-term nature of the financial instruments, approximate current fair value. Fair value is generally based on published market prices.

Securities Transactions

Securities transactions and related commission revenue and expense are presented on a trade date basis.

Securities

Securities owned and securities sold, not yet purchased are carried at fair value and unrealized gains and losses are reflected in revenues.

Investment Banking and Management Fees

Management fees on investment banking transactions and selling concessions are recorded on the settlement date. Underwriting fees are generally recorded on the date the underwriting syndicate is closed. Investment management fees are recorded when the services to be performed are completed.

2. Significant Accounting Policies (continued)

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost. Depreciation and amortization are provided on the straight-line basis over the estimated useful lives of furniture and equipment and over the shorter of the lease term or useful life of leasehold improvements.

Securities-Lending Activities

Securities-borrowed and securities-loaned transactions with other brokers, dealers, or financial institutions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. Securities-loaned transactions require the borrower to deposit cash or other collateral with the Company. Generally, this amount is in excess of the market value of securities-loaned. The Company monitors the market value of securities-borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Interest is accrued on securities-borrowed and securities-loaned transactions and is included in other assets or other liabilities on the Statement of Financial Condition and the respective interest balances on the Statement of Income.

Reverse Repurchase Agreements and Repurchase Agreements

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) generally are collateralized by U.S. Government and agency obligations and are carried at the amounts at which the securities will be subsequently resold or repurchased. Interest is accrued on repurchase or resale contract amounts and is included in other assets or other liabilities on the Statement of Financial Condition and the respective interest balances on the Statement of Income.

Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Receivable from Customers

Receivable from customers includes amounts arising from uncompleted transactions and margin balances. Securities, which are owned by customers but held as collateral for receivable from customers, are not included in the financial statements.

2. Significant Accounting Policies (continued)

Restricted Stock

Amortization of restricted stock is provided on the straight-line basis over the life of the restriction period, which is generally five years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The primary estimates reflected in the accompanying financial statements include reserves for uncollectible customer receivables and contingent liabilities.

3. Short Term Borrowings and Due to Affiliate

At December 31, 2002 the Company had an unsecured line of credit of $200,000,000 with the Parent, $60,000,000 of which was outstanding. There was no compensating balance associated with this line of credit, and there is no expiration. This line bears interest at the federal funds rate plus 50 basis points.

Amounts due to affiliate represent payables to another subsidiary of the Parent arising in the normal course of business and are $2,200,169 at December 31, 2002.

At December 31, 2002 the Company had total lines of credit with other financial institutions of $290,000,000, with expirations prior to December 31, 2003, under which $115,000,000 could be borrowed on an unsecured basis. There were no compensating balances associated with these lines of credit. There was $116,009,000 outstanding against these lines of credit at December 31, 2002. Secured amounts are collateralized by securities held in safekeeping at the respective financial institution. The lines bear interest at rates tied to the federal funds rate. Interest rates on outstanding balances at December 31, 2002 ranged from 3 to 4%.

4. Liabilities Subordinated to Claims of General Creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2002, or at any time during the year.

5. Securities Owned and Deposits with Clearing Organizations and Others

Securities owned for trading purposes consist of the following, at fair value:

	December 31, 2002
U.S. government obligations	$540,825,144
State and municipal obligations	146,007,009
Corporate bonds	50,327,781
Bankers' acceptances	25,689,109
Stocks	23,742,456
	$786,591,499

State and municipal obligations include a bond issue with a par value of $12,700,000, which is recorded at a fair value of $4,699,000 at December 31, 2002, as determined by management of the Company, which is the amount expected to be recovered from the bonds. In addition, the Company has advanced a total of approximately $2,100,000 to fund capital improvements expected to be recovered from the operations of the skilled-care facility which issued the bonds.

Deposits with clearing organizations and others consist of cash and U.S. Government obligations with a total fair value of $13,187,918 at December 31, 2002.

Securities segregated for regulatory purposes consist of U.S. Government obligations with a total fair value of $295,500,000 at December 31, 2002. These securities were on deposit in a special reserve bank account on the dates indicated to satisfy the Company's reserve requirement under rule 15c 3-3 of the Securities and Exchange Commission.

Securities sold, not yet purchased at fair value consist of the following:

	As of December 31, 2002
U.S. government obligations	$121,919,992
State and municipal obligations	15,108
Corporate bonds	1,033,986
Stocks	3,591,473
	$126,560,559

5. Securities Owned and Deposits with Clearing Organizations and Others (continued)

Securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

6. Receivable from Brokers, Dealers and Clearing Organizations

Accounts with brokers, dealers and clearing organizations consist of the following:

	As of December 31, 2002
Receivable:	
Securities failed to deliver	$29,389,041
Due from clearing organizations	272,851
Securities borrowed	21,859,300
Other	155,191
	$51,676,383
Payable:	
Securities failed to receive	$25,378,978
Due to clearing organizations	2,284,193
Securities loaned	4,019,593
	$31,682,764

7. Leases

The Company leases office space, furniture and equipment under noncancelable leases expiring through 2010, with options to renew certain of the leases for up to an additional five years. The office space leases contain escalation provisions. Total rental expense for the year ended December 31, 2002, was $16,674,874. Included in these totals are payments to related parties of $1,056,805.

Aggregate future annual minimum rental commitments for the years ending December 31 are as follows:

2003	$14,859,001
2004	14,364,930
2005	13,008,971
2006	10,429,762
2007	7,680,151
Thereafter	12,471,793
	$72,814,608

Future minimum rental commitments to related parties included in the amounts above total $3,818,170.

8. Commitments and Contingencies

At December 31, 2002, the Company had pledged approximately $43,150,000, in customer-owned securities to cover customer margin requirements with a clearing organization.

In 2002, a jury in the United States District Court for the Western District of Oklahoma returned a verdict against Morgan Keegan & Co, Inc. in a suit that was first filed on April 24, 2000 by Nuveen Premium Income Fund 4, Inc. and thereafter by Strong Municipal Bond Fund, Inc. Suit also was filed against T. Kenny & Co., the underwriter of the bonds, against whom the jury also rendered a verdict. The suit alleged that misrepresentations were made in connection with the sale of an issue of multi-family housing bonds purchased by the plaintiffs in 1998. While the judgment entered by the district court contained several alternatives, the maximum damage award equals approximately $22,900,000 million, plus interest and an additional award of approximately $1,530,000 million in attorneys' fees, expenses and costs. Morgan Keegan & Co. has appealed the decision to the United States Court of Appeals for the Tenth Circuit. No payment of the judgment amounts is required while the appeal is pending. Management of Morgan Keegan & Company is of the opinion that it has meritorious grounds for appeal and that liability resulting from the litigation will have no material adverse effect on the Company's results of operations or financial condition.

8. Commitments and Contingencies (continued)

The Company is named in various other proceedings incidental to its securities business. While the ultimate resolution of pending litigation and claims cannot be predicted with certainty, based upon the information currently known, management is of the opinion that it has meritorious defenses and has instructed its counsel to vigorously defend such lawsuits and claims, and that liability, if any, resulting from all litigation will have no material adverse effect on the Company's results of operations or financial condition.

9. Income Taxes

The Company is included in the consolidated federal income tax return of the Parent. The Parent allocates federal income taxes on a separate return basis.

Significant components of the provision for income taxes for the year ended December 31, 2002, are as follows:

Federal:	
Current	$35,544,500
Deferred	(10,295,800)
	25,248,700
State	4,000,000
Income Tax Expense	$29,248,700

The reconciliation of income tax computed at the U.S. statutory tax rate to income tax expense is:

	Year ended December 31, 2002	
	Amount	**Percent**
Federal statutory rate applied to pretax earnings	$27,050,744	35.0%
State and local taxes, less federal income tax benefit	2,463,433	3.1%
Nontaxable interest, less nondeductible interest expense	(638,873)	(0.8)%
Other – net	373,396	0.5%
	$29,248,700	37.8%

9. Income Taxes (continued)

Significant components of the Company's deferred tax assets and liabilities as of December 31 2002 are as follows:

Deferred tax assets	
Deferred compensation and restricted stock	$15,856,000
Non-deductible reserves	8,550,000
Insurance and benefits	499,000
	24,905,000
Deferred tax liabilities	
Depreciation and related items	3,811,800
Net deferred tax assets	$21,093,200

Net deferred tax assets are included in other assets on the Statement of Financial Condition. Management has evaluated the need for a valuation allowance for all or a portion of the deferred tax assets and believes that the deferred tax assets will be more likely than not realized. Accordingly, no valuation allowance has been recorded.

10. Reverse Repurchase and Repurchase Agreements

The Company enters into repurchase agreements with the obligation to repurchase the securities sold reflected as a liability in the statement of financial condition. These agreements carry risks of changes in fair value similar to securities held in the Company's inventory. The Company also enters into reverse repurchase agreements. The amounts advanced under these agreements represent short-term loans and are reflected as a receivable in the statement of financial condition. Securities purchased under agreements to resell are held in safekeeping in the Company's name. Should the market value of the underlying securities decrease below the amount recorded, the counterparty is required to place an equivalent amount of additional securities in safekeeping in the name of the Company. Government securities segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission represents reverse repurchase agreements of $295,500,000 at December 31, 2002.

11. Employee Benefit Plans

The Company makes discretionary contributions to its 401(k) defined contribution plan covering substantially all employees. Total expense related to the 401(k) plan for the year ended December 31, 2002, was $3,215,304.

The Company maintains a deferred compensation plan for the benefit of certain employees. Restricted stock grants are amortized over the restriction period. Total expense related to restricted shares for the year ended December 31, 2002, was $1,800,000. There were no grants of restricted shares in 2002.

The Company also makes discretionary grants of restricted cash, which vest and are amortized over the restriction period, generally five years. Total expense related to these grants for the year ended December 31, 2002, was $8,664,018.

12. Regulatory Requirements

As a registered broker-dealer and member of the New York Stock Exchange, Inc., the Company is subject to the Securities and Exchange Commission's (SEC) uniform net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternate method of the rule, which prohibits a broker-dealer from engaging in any securities transactions when its net capital, as defined, is less than 2% of its aggregate debit balances arising from customer transactions. The SEC may also require a member to reduce its business and restrict withdrawal of capital if its net capital is less than 4% of aggregate debit balances, and may prohibit a member firm from expanding its business and declaring cash dividends if its net capital is less than 5% of aggregate debit balances.

At December 31, 2002, the Company had net capital of $171,195,219, which was 38% of its aggregate debit balances and $162,083,721 in excess of the 2% net capital requirement.

13. Financial Instruments with Off-Balance Sheet Risk and Credit Risk

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers, and clearing organizations, securities purchased under agreements to resell, securities sold under agreements to repurchase, and receivables from and payables to affiliates and customers. Financial instruments carried at contract amounts which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

13. Financial Instruments with Off-Balance Sheet Risk and Credit Risk (continued)

The Company's activities involve the execution, settlement and financing of various securities transactions, including customer transactions. Customer activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to fully cover losses that customers incur.

The Company, as a part of its normal brokerage activities, assumes short positions on securities. The establishment of short positions exposes the Company to off-balance sheet risk in the event prices increase, as the Company may be obligated to cover such positions at a loss. The Company manages its exposure to these instruments by entering into offsetting or other positions in a variety of financial instruments.

As a securities broker-dealer, a substantial portion of the Company's transactions is collateralized. The Company's exposure to credit risk associated with nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's or contra party's ability to satisfy their obligations to the Company. Where considered necessary, the Company requires a deposit of additional collateral, or a reduction of securities positions.

If another party to the transaction fails to perform as agreed (such as failure to deliver a security or failure to pay for a security), the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company maintains its cash deposits in various financial institutions, several of which include amounts in excess of that insured by the Federal Deposit Insurance Corporation.

In the normal course of business, the Company enters into underwriting and forward and future commitments. At December 31, 2002, the contract amount of future contracts to purchase and sell U.S. Government and municipal securities was approximately $24 million and $98 million, respectively. The Company typically settles its position by entering into equal but opposite contracts and, as such, the contract amounts do not necessarily represent future cash requirements. Settlement of the transactions relating to such commitments is not expected to have a material effect on the Company's financial position. Transactions involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument. The Company's exposure to market risk is determined by a number of factors, including the size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility.

13. Financial Instruments with Off-Balance Sheet Risk and Credit Risk (continued)

While the Company regularly participates in the trading of some derivative securities for its customers, this trading is not a significant portion of the Company's business. The Company does not participate in the trading of derivative securities for its own account.

Schedule I

Morgan Keegan & Company, Inc. and Subsidiaries

Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission

As of December 31, 2002

Total stockholder's equity (from Statement of Financial Condition)	$388,806,616
Deductions:	
Nonallowable assets:	
Memberships in exchanges, at cost	7,485,729
Furniture, equipment and leasehold improvements, less allowances for depreciation and amortization of $17,014,611 at December 31, 2002	17,025,080
Dividends receivable outstanding longer than 30 days from the payable date	4,860
Aged fails to deliver	681,442
Unsecured customer debit balances	1,027,995
Other assets	110,165,542
Other deductions and/or charges	35,604,849
Securities not readily marketable	6,450,355
Net capital before haircuts on securities positions	210,360,764
Haircuts on securities positions:	
Corporate obligations	4,723,809
Contractual securities commitments	3,840,192
U.S. Government and agency obligations	16,805,129
State and municipal government obligations	8,272,585
Stocks	5,466,379
Options and other	57,451
Net capital	$171,195,219
Aggregate debit items as shown in formula for reserve requirement	$455,574,911
Minimum net capital required (greater of $1,000,000 or 2% of aggregate debit items)	$ 9,111,498
Excess net capital	162,083,721
Net capital	$171,195,219
Net capital in excess of	
4% of aggregate debit items	$152,972,223
5% of aggregate debit items	$148,416,473
Percentage of net capital to aggregate debit items	38%

No material differences exist between the computation above and the corresponding computation most recently filed in the unaudited Form X-17A-5, Part II, as of December 31, 2002.

Schedule II

Morgan Keegan & Company, Inc. and Subsidiaries

Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2002

Credit Balance	
Free credit balances and other credit balances in customers' security accounts	$662,445,570
Monies borrowed collateralized by securities carried for the accounts of customers	14,182,452
Monies payable against customers' securities loaned	4,019,592
Customers' securities failed to receive	19,745,698
Credit balances in firm accounts which are attributable to principal sales to customers	12,986,000
Market value of stock dividends, stock splits or similar distributions receivable outstanding over 30 calendar days	87,371
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed	694,242
Other	11,014,062
Total credit items	$725,174,987
Debit Balances	
Debit balances in customer's cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	$404,907,302
Securities borrowed to cover short sales by customers	13,148,430
Failed to deliver of customers' securities not older than 30 calendar days	26,509,727
Margin required with Options Clearing Corporation	11,009,452
Aggregate debit items	455,574,911
Less 3%	(13,667,247)
Total debit items	441,907,664
Excess of credits over debits	$283,267,323
Amount on deposit in special reserve bank account	$295,500,000

No material differences exist between the computation above and the corresponding computation most recently filed in the unaudited Form X-17A-5, Part II, as of December 31, 2002.

Schedule III

Morgan Keegan & Company, Inc. and Subsidiaries

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2002

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under *Rule 15c3-3)*	*None*
Customers' fully paid securities and excess margin securities (for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" *as permitted under Rule 15c3-3)*	*None*